March 15, 2005


By EDGAR and Federal Express



Michael Pressman, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549-0303

         RE:      Schedule TO-I of CARC, Inc. filed February 28, 2005
                  File No. 5-80579

Dear Mr. Pressman:

On behalf of CARC, Inc., we are responding to the comments received from the staff of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the "Commission") with respect to the captioned filing in a letter dated March 9, 2005, supplemented by our telephone conversation of March 10, 2005. CARC has today filed with the Commission Amendment No. 1 to the Schedule TO-I. For your convenience, we are sending you a hard copy of this letter and the Schedule TO-I amendment by Federal Express.

We have reproduced the text of the comments below, followed by our client's responses, which we have been authorized to make on its behalf.

"IS THIS THE FIRST STEP IN A "GOING PRIVATE" TRANSACTION?, PAGE 2

1. EXPLAIN TO US WHAT CONSIDERATION YOU HAVE GIVEN TO THE APPLICATION OF RULE 13E-3 TO THIS TRANSACTION. FOR EXAMPLE, SINCE DEREGISTRATION IS NOT A GUARANTEED CONSEQUENCE OF THE TENDER OFFER, EXPLAIN WHY YOU BELIEVE THE TENDER OFFER MAY NOT BE THE FIRST STEP IN A SERIES OF TRANSACTIONS ULTIMATELY HAVING A GOING PRIVATE EFFECT. SEE RULE 13E-3(A)(3).

         Response: We supplementally advise you that CARC has no present intention of taking any action that has the purpose or the reasonable likelihood of resulting in a going-private transaction (or "Rule 13e-3 transaction") under Rule 13e-3. Specifically, CARC has no present intention of reducing its number of holders of record below 300 and will be monitoring to ensure that it does not reach this threshold inadvertently. In addition, if CARC terminated the offer or consummated the offer without reducing its number of holders of record below 500, it has no intention of engaging in a second-step transaction (or series of subsequent steps) with the purpose or likely effect of resulting in its going private under Rule 13e-3.

SECTION 7.  CONDITIONS OF THE OFFER, PAGE 10

2. PLEASE REFER TO THE LAST SENTENCE OF THE FIRST PARAGRAPH IN WHICH THE ISSUER RESERVED THE RIGHT TO RAISE OFFER CONDITIONS "AT OR PRIOR TO THE TIME OF PAYMENT FOR ANY SHARES." PLEASE BE ADVISED THAT ALL CONDITIONS TO THE OFFER, OTHER THAN THOSE DEPENDENT UPON THE RECEIPT OF NECESSARY GOVERNMENT APPROVALS, MUST BE SATISFIED OR WAIVED BEFORE THE EXPIRATION OF THE OFFER AND NOT THE DATE SHARES ARE ACCEPTED. PLEASE REVISE THE

Securities and Exchange Commission
March 15, 2005
Page 2




         DISCLOSURE TO MAKE CLEAR THAT ALL CONDITIONS TO THE OFFERS, OTHER THAN THOSE DEPENDENT UPON RECEIPT OF NECESSARY GOVERNMENT APPROVALS, MUST BE SATISFIED OR WAIVED BEFORE EXPIRATION OF THE OFFER.

         Response:  We have revised the disclosure accordingly.

3. THE LAST PARAGRAPH OF THIS SECTION CONTAINS LANGUAGE SUGGESTING THAT ONCE A CONDITION IS TRIGGERED, YOU MAY DECIDE IN YOUR REASONABLE JUDGMENT WHETHER IT IS ADVISABLE TO PROCEED WITH THE OFFER. PLEASE NOTE THAT WHEN A CONDITION IS TRIGGERED AND AN OFFEROR DECIDES TO PROCEED WITH THE OFFER ANYWAY, WE BELIEVE THAT THIS DECISION EFFECTIVELY CONSTITUTES A WAIVER OF THE TRIGGERED CONDITION(S). PLEASE CONFIRM TO US THE ISSUER WILL NOT RELY ON THIS LANGUAGE TO TACITLY WAIVE A CONDITION OF THE OFFER BY FAILING TO EXPRESSLY ASSERT IT.

         Response: We supplementally confirm that CARC will expressly assert any decision to waive a condition to the offer rather than tacitly waiving the condition.

We have attached to this letter a statement from CARC as requested. My understanding is that this information resolves your comments. However, if my understanding is wrong, or if you have any questions, please call the undersigned at (864) 242-8203. Thanks very much.

Very truly yours,


/s/ Lawson M. Vicario
Lawson M. Vicario
(864) 242-8203
lvicario@wyche.com

cc:      Warren Wagner (by fax, w/out encl)
         Eric Amstutz (w/out encl.)

Enclosure